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SECURITI 13012217 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46008

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Heartland Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake Saint Louis Blvd.
(No. and Street)

Lake Saint Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hoff 636-625-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP
(Name – *if individual, state last, first, middle name*)

1600 South Brentwood Blvd. Suite 600	St. Louis	MO	63144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PK 3/12

OATH OR AFFIRMATION

I, David Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Heartland Capital, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE A. JEHLE
Notary Public, Notary Seal
State of Missouri
St. Charles County
Commission # 10000797
My Commission Expires January 28, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

ANDERS
CPAs + ADVISORS

FIRST HEARTLAND CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

Contents

ANDERS
CPAs + ADVISORS

Independent Auditors' Report

Board of Directors
First Heartland Capital, Inc.
Lake Saint Louis, Missouri

Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of December 31, 2012, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall

1600 S. Brentwood Blvd-Suite 600 | St. Louis, MO 63144-1334 | p (314) 962-0300 | f (314) 962-9474 | www.anderscpa.com

presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 25, 2013

First Heartland Capital, Inc.
Statement of Financial Condition
December 31, 2012

Assets

	2012
Assets	
Cash and cash equivalents	$ 2,049,071
Concessions receivable	365,743
Due from officer	54,738
Deposits	121,671
Investments, at fair value	9,335
Prepaid pension costs	41,889
Property and equipment, net	66,301
Total Assets	$ 2,708,748

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 21,250
Clearing fees payable	23,964
Commissions payable	328,508
Payroll liabilities	279
Total Liabilities	374,001
Stockholders' Equity	
Common stock, no par value	
Authorized - 30,000 shares	
Issued and outstanding - 3,000 shares	30,000
Additional paid-in capital	415,000
Retained earnings	1,839,573
Accumulated other comprehensive income	50,174
Total Stockholders' Equity	2,334,747
Total Liabilities and Stockholders' Equity	$ 2,708,748

First Heartland Capital, Inc.
Statement of Income and Comprehensive Income
Year Ended December 31, 2012

Revenues	
Concessions	$ 19,648,948
Administrative fees, net	1,750,558
Interest income	4,025
	21,403,531
Expenses	
Bank and credit charges	3,355
Clearing fees	380,096
Commissions	16,297,666
Depreciation	12,583
Dues and subscriptions	3,611
Leaders club	93,551
Office expense	24,521
Professional fees	40,352
Retirement contributions	541,246
Salaries	3,014,903
Taxes	196,141
Technology	82,918
	20,690,943
Income from Operations	712,588
Other Income (Expense)	
Interest expense	(3,741)
Representative reimbursements, net	452,915
Other expense	(47,501)
Total Other Income (Expense)	401,673
Net Income	1,114,261
Other Comprehensive Income	
Unrealized gain in fair value of pension assets	50,174
Comprehensive Income	$ 1,164,435

First Heartland Capital, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount				
December 31, 2011	3,000	$ 30,000	$ 415,000	$ -	$ 2,248,572	$ 2,693,572
Net income	-	-	-	-	1,114,261	1,114,261
Distributions to stockholders	-	-	-	-	(1,523,260)	(1,523,260)
Other comprehensive gain Unrealized gain in fair value of pension assets	-	-	-	50,174	-	50,174
December 31, 2012	3,000	$ 30,000	$ 415,000	$ 50,174	$ 1,839,573	$ 2,334,747

See notes to financial statements

First Heartland Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities	
Net income	$ 1,114,261
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	12,583
(Increase) decrease in assets	
Concessions receivable	16,741
Representative receivable	(3,594)
Related party receivable	29,275
Due from officer	60,837
Deposits	4,338
Prepaid pension costs	8,285
Increase (decrease) in liabilities	
Accounts payable	21,250
Clearing fees payable	2,585
Commissions payable	(38,567)
Representative payable	1,797
Accrued pension liability	(78,543)
Payroll liabilities	(1,976)
Net Cash Provided by Operating Activities	1,149,272
Cash Flows From Investing Activities	
Purchase of property and equipment	(52,500)
Net Cash Used in Investing Activities	(52,500)
Cash Flows From Financing Activities	
Distributions to stockholders	(1,523,260)
Net Cash Used in Financing Activities	(1,523,260)
Net Decrease in Cash and Cash Equivalents	(426,488)
Cash and Cash Equivalents, Beginning of Year	2,475,559
Cash and Cash Equivalents, End of Year	$ 2,049,071
Supplemental Disclosures of Cash Flow Information	
Cash paid for	
Interest	3,741

First Heartland Capital, Inc.
Notes to Financial Statements
December 31, 2012

A. Nature of Operations and Basis of Presentation

Nature of Operations

First Heartland Capital, Inc. (the "Company"), was incorporated in Missouri on March 23, 1993 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation ("SIPC"). The Company's customer base includes other broker-dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2012, the Company has $100,000 included in deposits relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Variable Interest Entities

The Company follows guidance issued by the FASB on the consolidation of variable interest entities. A variable interest entity ("VIE") is a legal entity whose equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to permit the entity to finance its own activities without additional subordinated financial support from other parties. Guidance issued by the FASB provides the framework for determining whether a VIE should be consolidated based on the power to direct the activities that most significantly impact the VIE's economic performance, the obligation to absorb expected losses of the VIE, or the right to receive the expected residual returns of the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary.

The primary beneficiary should include VIE's assets and liabilities and results of operations in its consolidated financial statements until a reconsideration event, as defined by FASB, occurs to require deconsolidation of the VIE. At the deconsolidation date, the assets and liabilities of the VIE are removed from the consolidated financial statements and any assets and liabilities of the Company that were eliminated in the consolidation are restored.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables, and accounts and other payables approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all temporary cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

As of December 31, 2012, the Company classifies all investments as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Concessions Receivable

Concessions receivable are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days of the invoice date.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of concessions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated concessions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers concessions receivable to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight line method over the estimated useful lives of the assets, which is estimated to be 5 years.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, receivables, and investments. The Company maintains its cash primarily with three financial institutions. Deposits in noninterest bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC") on an unlimited basis through December 31, 2012. Effective January 1, 2013, the FDIC's unlimited insurance for non-interest bearing accounts has expired. Deposits in interest bearing accounts at these banks are insured by the FDIC up to $250,000. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2012. The Company maintains its investments and brokerage deposit with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2009. As of and for the year ended December 31, 2012, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

C. Property and Equipment

Property and equipment at December 31, 2012, is as follows:

Computer hardware	$	219,788
Computer software		214,216
Furniture and fixtures		4,500
		438,504
Less accumulated depreciation		372,203
	$	66,301

Depreciation expense for the year ended December 31, 2012 totaled $12,583.

D. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2012, the Company was in compliance with both of the above stated net capital rules.

E. Related Party Transactions and Variable Interest Entities

Leasing Arrangements

The Company leases its offices in Lake Saint Louis, Missouri from an affiliated corporation which the owners of the Company also control. The affiliated corporation leases the offices from a limited liability company which is controlled by the owners. Rent expense amounted to $72,784 for the year ended December 31, 2012. This expense is recorded with the administrative fees discussed below.

Variable Interest Entities

The Company has evaluated the above leasing arrangement to determine whether they hold a significant variable interest in a VIE and are the primary beneficiary. The affiliated corporation leases 44 percent of their portion of the building to the Company. The Company has no exposure to loss as a result of this lease due to the fact that the lease is with an affiliated corporation. The Company has concluded that since it does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company is not the primary beneficiary and, accordingly, consolidation of the VIE is not required.

Administrative Fees

The Company pays an administrative fee to First Heartland Corporation, which is controlled by the Company's owners, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily on actual time spent by Company employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $418,261 for the year ended December 31, 2012. These fees are netted against administrative fee income received from affiliated entities.

F. Retirement Plans

The Company provides retirement benefits to all of its employees under various retirement plans.

Defined Benefit Plan

The Company sponsors a noncontributory, cash balance defined benefit plan for eligible employees who have reached the age of 20.5 and completed one year of service. Benefits are based on years of service from January 1, 2008 to normal retirement, as defined. All participants become 100 percent vested after 3 years of service. Participant "accumulation" accounts are credited annually with pay credits based upon a percentage of eligible compensation, as defined, and interest credits based upon 5 percent of beginning of the year accumulation account balances. The Company's funding policy is to contribute annually at least the minimum amount required under the provisions of Employee Retirement Income Security Act of 1974, as amended (ERISA). Company contributions for the year ending December 31, 2013 are expected to be approximately $263,000. The Company uses a calendar year-end measurement date for this plan.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2012.

Pension plan obligations and funded status:

Benefit obligation at December 31	$ 1,572,865
Plan assets at fair value December 31	1,614,754
Funded status	$ 41,889
Accumulated benefit obligation at December 31	$ 1,572,865
Employer contributions	410,500
Participant contributions	-
Benefits paid	-

Amounts recognized in the statement of financial condition consist of:		
Assets	$	41,889
Amounts recognized in accumulated other comprehensive income consist of:		
Unrecognized net gain	$	50,174

Net periodic pension cost for the year ended December 31, 2012 was $321,447.

The following assumptions were used in accounting for the pension plan:

Weighted average assumptions to determine benefit obligations at December 31, 2012:

Discount rate	7.03 %
Rate of compensation increase	N/A

Weighted average assumptions to determine net pension benefit cost for the year ended December 31, 2012:

Discount rate	5.00 %
Expected return on plan assets	5.00 %
Rate of compensation increase	N/A

The expected rate of return on plan assets is determined by those assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments with a diversification of asset types. The target allocations for plan assets are approximately 60 percent to equities and 40 percent to fixed income securities, excluding cash equivalents.

The fair values of the Company's plan assets at December 31, 2012, by asset category are as follows:

Asset Category	Total	Quoted Prices In Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 18,274	$ 18,274	$ -	$ -
Mutual funds	1,107,046	1,107,046	-	-
Exchange traded funds	271,804	271,804	-	-
Annuity contracts	217,630	-	-	217,630
	$ 1,614,754	$ 1,397,124	$ -	$ 217,630

No plan assets are expected to be returned to the Company during 2013.

Benefit payments are expected to be paid as follows:

Year	Expected Benefit Payments
2013	$ 679,530
2014	-
2015	-
2016	26,971
2017	26,022
2018 - 2021	1,005,274
Total	$ 1,737,797

Defined Contribution Plan

The Company maintains a contributory profit sharing plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $201,004 for the year ended December 31, 2012.

G. Contingencies

In the normal course of business the Company is party to litigation and arbitration actions involving their broker activities. In the opinion of management and legal counsel, all such matters are adequately covered by insurance, or if not so covered, are without merit or involve such amounts that unfavorable disposition would not have a material effect on the financial position of the Company.

H. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

First Heartland Capital, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2012

Total Stockholders' Equity	$	2,334,747
Less Ownership Equity not allowable for net capital		(50,174)
Total Stockholders' Equity qualified for net capital		2,284,573
Less non-allowable assets		
Investments		9,335
Company's portion of aged concessions receivable		29,291
Property and equipment, net		66,301
Due from officer		54,738
CRD deposit		1,671
NSCC deposit		20,000
Prepaid pension costs		41,889
Total non-allowable assets		223,225
Net capital before haircuts on securities positions		2,061,348
Haircuts on securities		-
Net Capital	$	2,061,348
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable	$	21,250
Clearing fees payable		23,964
Commissions payable		328,508
Payroll liabilities		279
Items not included in statement of financial condition		
Potential chargeback		173,555
Total aggregate indebtedness	$	547,556
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	36,504
Minimum dollar net capital requirement	$	50,000
Minimum capital requirement (greater of above)	$	50,000
Excess net capital	$	2,011,348
Ratio of aggregate indebtedness to net capital		.27 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

First Heartland Capital, Inc.
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2012

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

ANDERS
CPAs + ADVISORS

**Independent Auditors' Supplementary
Report on Internal Control**

Board of Directors
First Heartland Capital, Inc.
Lake Saint Louis, Missouri

In planning and performing our audit of the financial statements of First Heartland Capital, Inc. as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1600 S. Brentwood Blvd-Suite 600 | St. Louis, MO 63144-1334 | p (314) 962-0300 | f (314) 962-9474 | www.anderscpa.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, as described in the second paragraph of this report, at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 25, 2013

ANDERS
CPAs + ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
First Heartland Capital, Inc.
Lake Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Heartland Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating First Heartland Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Heartland Capital, Inc.'s management is responsible for First Heartland Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

First Heartland Capital, Inc.
1839 Lake St. Louis Blvd.
Lake St. Louis, MO 63367

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Zeonia M. Christy

2. A. General Assessment (item 2e from page 2) $9,144
   B. Less payment made with SIPC-6 filed (exclude interest) (5,018)
   7/25/2012
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4,126
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $4,126
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $4,126
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Heartland Capital, Inc.
(Name of Corporation, Partnership or other organization)

Jeanne A. Jehle
(Authorized Signature)

FIN OP
(Title)

Dated the 21 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$22,568,103
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,353,447
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	380,096
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	6,895
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Fee Income	2,168,787
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,455	
Enter the greater of line (i) or (ii)	1,455
Total deductions	18,910,680
2d. SIPC Net Operating Revenues	$3,657,423
2e. General Assessment @ .0025	$9,144

(to page 1, line 2.A.)